UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-41737

Lifezone Metals Limited

Commerce House, 1 Bowring Road

Ramsey, Isle of Man, IM8 2LQ

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

On September 20, 2023, Lifezone Metals Limited (the “Company”) announced the financial results of Lifezone Holdings Limited (“LHL”) for the six months ended June 30, 2023 and issued a shareholder letter. Copies of that announcement and the shareholder letter are furnished as Exhibit 99.1 and Exhibit 99.2, respectively, to this report on Form 6-K.

A copy of LHL’s unaudited condensed consolidated interim financial statements as of June 30, 2023 and for the six-month periods ended June 30, 2023 and 2022 is furnished as Exhibit 99.3 to this report on Form 6-K, a copy of LHL’s management’s discussion and analysis of financial condition and results of operations for the period ended June 30, 2023 is furnished as Exhibit 99.4 to this report on Form 6-K and a copy of LHL’s quantitative and qualitative disclosures about market risk is furnished as Exhibit 99.5 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release, dated September 20, 2023, titled “Lifezone Metals Announces Publication of H1 2023 Financial Results and Shareholder Letter”.
99.2	Shareholder Letter, dated September 20, 2023.
99.3	Unaudited Condensed Consolidated Interim Financial Statements of Lifezone Holdings Limited for the six months ended June 30, 2023.
99.4	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the period ended June 30, 2023.
99.5	Quantitative and Qualitative Disclosures about Market Risk.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lifezone Metals Limited

Date: September 20, 2023	By:	/s/ Ingo Hofmaier
	Name:	Ingo Hofmaier
	Title:	Chief Financial Officer

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